SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 1)*

ALLIED HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

019223106

(CUSIP Number)

JB Capital Partners, L.P.
5 Evan Place
Armonk, New York 10504
(914) 273-4866

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 019223 10 6	Page 2 of 6 Pages

1.	Names of Reporting Persons JB Capital Partners, L.P.
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,020,800

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,020,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,020,800

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
11.5%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D

CUSIP No. 019223 10 6	Page 3 of 6 Pages

1.	Names of Reporting Persons Alan W. Weber
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 49,100

Shares
Beneficially	8.	Shared Voting Power: 1,020,800

Owned by
Each	9.	Sole Dispositive Power: 49,100

Reporting
Person With	10.	Shared Dispositive Power: 1,020,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,069,900

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
12.1%

14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D
CUSIP No. 019223 10 6	Page 4 of 6 Pages

                     This Statement on Schedule 13D/A Amendment No. 1 (the "Amendment No. 1") is filed on behalf of the Filing Parties with the Securities and Exchange Commission (the " Commission").  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.  Capitalized terms used in the Schedule 13D and not defined herein shall have the meanings given therein.

Item 4 is hereby amended to add the following:

Item 4. Purpose of Transaction

                      On October 18, 2004, Mr. Weber sent a letter (the "October Letter") to Mr. Hugh Sawyer, President and Chief Executive Officer of the Issuer.  In the October Letter, Mr. Weber requested a seat on the Issuer's Board of Directors, as a shareholder and general partner of a shareholder owning in the aggregate 12.1% of the Issuer's Common Stock, to monitor future financial transactions to be sure they were in the interest of all shareholders.  Mr. Weber requested appointment to the Board of Directors because of the importance of properly managing the Issuer through changes in the industry and challenging economic conditions.

                      The Filing Parties believe that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity.  They presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Filing Parties intend to have an open communications with the Issuer's management in order to monitor their efforts to increase stockholder value.  The Filing Parties may buy some or sell some or all of their securities, in the open market or through privately negotiated transactions, or change their intention with respect to any and all matters referred to in this Item 4.

Item 5(a)-(c) are hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

(a)-(b)  The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

SCHEDULE 13D
CUSIP No. 019223 10 6	Page 5 of 6 Pages

Filing Parties	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose:	Approximate Percentage

JB Capital	1,020,800	0	1,020,800	11.5%

Alan W. Weber (1)	49,100	49,100	1,069,090	12.1%

* Based on 8,873,390 shares of Common Stock, no par value, outstanding as of April 30, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2004

(1) This amount includes Common Stock beneficially owned and held in the accounts of Mr. Weber's children. Mr. Weber has investment discretion over the account of his children.

(c) During the past 60 days, the filing Parties effected no transactions in the Common Stock other than those set for the in the following table:
Filing Party	Date	Buy or Sell	Number of Shares	Price

JB Capital Partners	08/20/2004	Buy	11,500	$2.9419
JB Capital Partners	08/23/2004	Buy	1,000	$2.95
JB Capital Partners	08/24/2004	Buy	1,400	$3.00
JB Capital Partners	09/07/2004	Buy	15,000	$2.89
JB Capital Partners	09/08/2004	Buy	7,500	$2.73

Item 7 is hereby amended to add the following:

Item 7. Materials To Be Filed as Exhibit

The following document is filed herewith:

(b)	Letter to Mr. Hugh Sawyer, President and Chief Executive Officer of Allied Holdings, Inc. dated October 18, 2004

SCHEDULE 13D
CUSIP No. 019223 10 6		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2004

JB Capital Partners, L.P.

	By:	/s/ Alan W. Weber

Name: Alan W. Weber
Title: General Partner

	By:	/s/ Alan W. Weber

Alan W. Weber